Exhibit 11

PACIFICA BANCORP, INC.

COMPUTATION OF PER SHARE EARNINGS

	For Three Months Ended June 30,		For Six Months Ended June 30,
	2005	2004	2005	2004
(Dollars in thousands, except for per share data)
Net income available to common shareholders	$301	$762	$687	$1,634

Computation of average shares outstanding

Shares outstanding at beginning of the period	3,542,839	3,396,611	3,445,988	3,394,658

Additional shares deemed outstanding because of stock dividends	—	—	—	—

Additional shares deemed outstanding because of stock splits	—	—	—	—

Shares repurchased	—	—	—	—

Shares issued during the period times average time outstanding during the period	1,175	—	72,234	1,953

Average basic shares outstanding	3,544,014	3,396,611	3,518,222	3,396,611

Dilutive shares	166,312	110,910	162,848	98,495

Average diluted shares outstanding	3,710,326	3,507,522	3,681,070	3,495,107

Basic:	$0.08	$0.22	$0.20	$0.48

Diluted:	$0.08	$0.22	$0.19	$0.47